

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Pkwy
Jacksonville, FL 32218

>       **Re:  Cadre Holdings, Inc.**
>             **Amendment No. 3 to Registration Statement on Form S-1**
>             **Filed September 13, 2021**
>             **File No. 333-257849**

Dear Mr. Kanders:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary
New Credit Agreement, page 6

1.      Please revise to disclose the amount outstanding under the revolving credit facility, if any, as of a recent date.

Business
Legal Proceedings, page 65

2.      We note your disclosure on page 66 regarding the $7.5 million jury verdict awarded against your wholly-owned subsidiary, Safariland, LLC.  Please expand your disclosure to identify the plaintiff, the court in which the proceedings are pending, the date instituted

and a description of the factual basis alleged to underlie the proceedings.  See Item 103 of Regulation S-K for guidance.

 You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Robert L. Lawrence, Esq.